SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                            Acorda Therapeutics, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    00484M106
         -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
         -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 22, 2007
         -------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



----------------------------                              ----------------------
CUSIP No. 00484M106                                       Page 2 of 9 Pages
----------------------------                              ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,000,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------------                              ----------------------
CUSIP No. 00484M106                                       Page 3 of 9 Pages
----------------------------                              ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,000,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------------                              ----------------------
CUSIP No. 00484M106                                       Page 4 of 9 Pages
----------------------------                              ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    661,400
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                661,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            661,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the
Schedule 13D filed on February 22, 2007 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company and the Offshore Fund, the "Reporting Persons"). This Amendment No. 1 relates to the Common Stock, par value $0.001 per share, of Acorda Therapeutics, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.   Source and Amount of Funds or Other
          Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $12,281,278 of their own investment capital to acquire the 1,000,000 shares of Common Stock held by them. Offshore Fund expended an aggregate of approximately $7,966,978 of its own investment capital to acquire its 661,400 shares of Common Stock. The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

     The Reporting Persons have reduced their beneficial ownership of the Common Stock, while still maintaining substantial beneficial ownership, in order to reallocate capital to other investment opportunities within the biotechnology industry.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 1,000,000 shares of Common Stock (the "Shares"). The Shares represent 4.1% of the 24,126,972 shares of Common Stock outstanding as of April 30, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 661,400 shares of Common Stock, which represent 2.7% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,000,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and Offshore Fund share voting power and dispositive power over the 661,400 shares of Common Stock held by Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A and Schedule B were effected in the NASDAQ Global Market. Except as set forth on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the total outstanding Common Stock on May 22, 2007.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 24, 2007



                                 THIRD POINT LLC

                                 By: Daniel S. Loeb,
                                     Chief Executive Officer


                                 By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact




                                 THIRD POINT OFFSHORE FUND, LTD.

                                 By: Daniel S. Loeb,
                                     Director


                                By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact




                                 DANIEL S. LOEB


                                 By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact









               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                   WITH RESPECT TO ACORDA THERAPEUTICS, INC.]

                                   Schedule A


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


      Date           Transaction           Shares          Price Per Share($)
      ----           -----------           ------          ------------------

---------------- ------------------- ------------------ ------------------------
    03/30/07             SELL             (9,700)                19.42
---------------- ------------------- ------------------ ------------------------
    03/30/07             BUY               9,700                 19.42
---------------- ------------------- ------------------ ------------------------
    04/30/07             SELL             (16,400)               24.78
---------------- ------------------- ------------------ ------------------------
    04/30/07             BUY               16,400                24.78
---------------- ------------------- ------------------ ------------------------
    05/09/07             SELL             (35,000)               25.16
---------------- ------------------- ------------------ ------------------------
    05/09/07             SELL             (5,000)                25.09
---------------- ------------------- ------------------ ------------------------
    05/10/07             SELL             (5,000)                25.03
---------------- ------------------- ------------------ ------------------------
    05/10/07             SELL             (7,000)                25.00
---------------- ------------------- ------------------ ------------------------
    05/11/07             SELL             (23,000)               23.88
---------------- ------------------- ------------------ ------------------------
    05/15/07             SELL             (35,000)               22.48
---------------- ------------------- ------------------ ------------------------
    05/16/07             SELL             (30,000)               22.28
---------------- ------------------- ------------------ ------------------------
    05/22/07             SELL           (1,000,000)              24.25
---------------- ------------------- ------------------ ------------------------
    05/23/07             SELL            (150,000)               24.25
---------------- ------------------- ------------------ ------------------------

                                   Schedule B


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


      Date           Transaction           Shares          Price Per Share($)

---------------- ------------------- ------------------ ------------------------
    03/30/07             BUY               1,000                 19.42
---------------- ------------------- ------------------ ------------------------
    04/30/07             SELL             (5,700)                24.78
---------------- ------------------- ------------------ ------------------------
    05/09/07             SELL             (25,600)               25.16
---------------- ------------------- ------------------ ------------------------
    05/09/07             SELL             (3,700)                25.09
---------------- ------------------- ------------------ ------------------------
    05/10/07             SELL             (1,000)                25.00
---------------- ------------------- ------------------ ------------------------
    05/11/07             SELL             (14,800)               23.88
---------------- ------------------- ------------------ ------------------------
    05/15/07             SELL             (27,100)               22.48
---------------- ------------------- ------------------ ------------------------
    05/16/07             SELL             (20,800)               22.28
---------------- ------------------- ------------------ ------------------------
    05/22/07             SELL            (643,000)               24.25
---------------- ------------------- ------------------ ------------------------
    05/23/07             SELL             (96,300)               24.25
---------------- ------------------- ------------------ ------------------------